

January 8, 2014

Via E-mail
William Amelio
Chief Executive Officer
CHC Group Ltd.
190 Elgin Avenue
George Town, Grand Cayman, KY1-9005
Cayman Islands

>   **Re:**   **CHC Group Ltd.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed January 6, 2014**
>   **File No. 333-191268**

Dear Mr. Amelio:

        We have reviewed your responses to the comments in our letter dated December 24, 2013 and have the following additional comments.

Our Organizational Structure, page 14

1. Please clarify for us and in your disclosure, as appropriate, what the last portion of the second sentence in note (2) "which has been partially offset by a corresponding increase during such time in our cash balances" is intended to convey.

Summary Historical Consolidated Financial Data, page 18

2. Note (v) on page 20 relates to the pro forma information in the table. Please provide clear details, preferably in a separate schedule, of how the pro forma dollar and per share amounts were derived. For example, show the amount of the interest adjustment for each debt type impacted.

3. In connection with the comment above, note (v) states that the pro forma information reflects the repayment of borrowings of $225.0 million under your existing senior secured revolving credit facility. We understand that borrowings under this facility were increased to $225.0 million subsequent to October 31, 2013, and that you intend to use proceeds from the offering to repay amounts outstanding under this facility. In this regard, please clarify for us and in your disclosure the effect of the $225.0 million in deriving the pro forma information, including any related adjustments, and why such effect is appropriate. In so doing, explain as necessary how the last sentence relates to the pro forma information presented.

Use of Proceeds, page 45

4. Please allocate the amounts intended for repayment of the senior secured revolver and for general corporate purposes.

Capitalization, page 47

5. Note (i) to the table states that the increase of the existing senior secured revolving credit facility to $225.0 million subsequent to October 31, 2013 has not been reflected in the table. Please clarify for us and in your disclosure as appropriate why this increase is not reflected in the table on a "pro forma" or some other basis so that investors may understand the total amount of outstanding debt within your capitalization upon consummation of the offering. Correlate your disclosure here with your disclosure in regard to the effect of the $225.0 million on the pro forma financial information referred to in the comment above.

Report of Independent Registered Public Accounting Firm, page F-2

6. We note that the report of independent registered public accounting firm is dated October 25, 2013, except as to Note 18, which is as of January 6, 2013. It appears that January 6, 2013 should be January 6, 2014 because Note 18 concerns the capital stock restructuring transactions which were effective on January 3, 2014. Please correct as necessary or advise.

Notes to Interim Consolidated Financial Statements, page F-72

Note 20. Capital stock and loss per ordinary share, F-92

7. Please provide a table that sets forth the computation of basic and diluted loss per ordinary share for the controlling interest for the interim periods presented, similar to that in note 18 of the notes to the annual consolidated financial statements, so investors may better understand how the related per share amounts were derived.

Exhibit 5.1

8. It appears that assumption number 9 on page 2 assumes in part legal findings necessary to the conclusion that the Company has the corporate power and authority to adopt the Resolutions. Please have counsel remove.

9. Similarly, it appears that assumption number 10 on page 2 assumes that the Company has sufficient authorized shares for this offering. Please have counsel remove.

10. Counsel may examine such documents as it deems appropriate to render its opinion, but may not limit its opinion to certain documents. Please have counsel revise Schedule 1 on

page 4 to clarify that it has examined all other documents as it has deemed necessary to render its opinion.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
Louis Lehot
Cooley LLP